UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42738

Delixy Holdings Limited

883 North Bridge Road, #04-01

Singapore 198785

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F:

Form 20-F ☒     Form 40-F ☐

Changes to the Board of Directors and Board Committees

On July 29, 2026, each of Mr. Lay Shi Wei and Mr. Yap Beng Tat Richard resigned as an independent director of Delixy Holdings Limited (the “Company”), effective as of the close of business on July 29, 2026. Neither resignation was the result of any disagreement with the Company, its board of directors (the “Board”) or management on any matter relating to the Company’s operations, policies or practices. Upon the effectiveness of their resignations, each of Mr. Lay and Mr. Yap ceased to serve on the Board and on all committees of the Board on which he served.

Also on July 30, 2026, the Board appointed Mr. Zhang Chunming and Mr. Ye Changkun as independent directors of the Company, effective July 30, 2026. Based on the information provided by each of them in connection with their appointments, the Board has determined that each of Mr. Zhang and Mr. Ye qualifies as an “independent director” within the meaning of Nasdaq Listing Rule 5605(a)(2) and satisfies the additional independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended. There are no arrangements or understandings between either incoming director and any other person pursuant to which he was appointed, and there are no family relationships between either incoming director and any director or executive officer of the Company. There are no transactions in which the Company is a participant and in which either incoming director has a material interest that are required to be disclosed under applicable rules.

The biographical information of Mr. Zhang Chunming is set forth below:

Mr. Zhang Chunming (“Mr. Zhang”), aged 35, has nearly ten years of experience in corporate governance, risk management and compliance, together with investment and financing advisory experience. Since 2023, Mr. Zhang has served as Co-Founder and Managing Director of Hainan Alaya Investment Co., Ltd., and since 2025 as Co- Founder of Hangzhou Little Crocodile Information Technology Co., Ltd. Prior to that, he provided corporate governance, risk-management and compliance consulting services to a number of enterprises. From 2016 to 2018, Mr. Zhang served in the Risk Management Department of Ping An Insurance (Group) Company of China, Ltd., and from 2013 to 2016 in the Risk Management Department of Xinye Technology (FinVolution Group). Mr. Zhang received a Master of Business Administration from Shanghai University of Finance and Economics in 2016 and a Bachelor’s degree in Industrial Engineering from Shaanxi University of Science & Technology in 2013. Mr. Zhang is a Chinese national.

The biographical information of Mr. Ye Changkun is set forth below:

Mr. Ye Changkun (“Mr. Ye”), aged 42, has over ten years of professional experience in quality management, production operations and team management. Since May 2026, Mr. Ye has served as an Assistant Supervisor at Foxconn Technology Group, supporting departmental operations and management. From 2012 to 2025, he served as Quality Supervisor at Dongtao Machinery (Beijing) Co., Ltd., where he was responsible for product quality management and the development of quality control systems. Earlier in his career, Mr. Ye worked in foundational education. Mr. Ye graduated from Tai’an Normal College (now Taishan University) and subsequently obtained a bachelor’s degree through continuing education. Mr. Ye is a Chinese national.

In connection with the foregoing, the Board reconstituted its standing committees, effective July 30, 2026, as follows: the Audit Committee comprises Mr. Wang Jinxiao (Chairman), Mr. Zhang Chunming and Mr. Ye Changkun, with Mr. Wang Jinxiao serving as the audit committee financial expert; the Compensation Committee comprises Mr. Zhang Chunming (Chairman), Mr. Wang Jinxiao and Mr. Ye Changkun; and the Nomination Committee comprises Mr. Wang Jinxiao (Chairman), Mr. Zhang Chunming and Mr. Ye Changkun.

Following these changes, the Company’s Board is composed of two executive directors and three independent directors. As a foreign private issuer, the Company relies on the home country exemption under Nasdaq Listing Rule 5615(a)(3) and is not required to maintain a board comprising a majority of independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Delixy Holdings Limited

Date: July 30, 2026	By:	/s/ Xie, Dongjian
	Name:	Xie, Dongjian
	Title:	Chief Executive Officer

2